Attachment to N-SAR Sub-Item 77D (KYE)
On March 11, 2015, the Registrant's Board of Directors approved a change to its non-fundamental investment policy related to debt securities, effective July 1, 2015. The prior policy allowed 5% of the Registrant's total assets to be invested in unrated debt securities or debt securities that are rated less than "B-" (Standard & Poor's or FitchRatings) / "B3" (Moody's) of public or private companies. The revised policy allows 10% of the Registrant's total assets to be invested in the aforementioned securities.